SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                    SBE, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    783873201
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                                 (CUSIP Number)

                              William B. Heye, Jr.
                                    SBE, Inc.
                        4000 Executive Parkway, Suite 200
                               San Ramon, CA 94583
                                 (925) 355-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2005
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                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format should include a signed original and five (5) copies of the schedule. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

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CUSIP NO.  783873201                     13D                   Page 2 of 4 Pages
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    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    William B. Heye, Jr.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) |_| (b) |_|

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS (See Instructions)
                    PF

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                     |_|

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

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   NUMBER             7    SOLE VOTING POWER - 280,863
     OF               ----------------------------------------------------------
   SHARES             8    SHARED VOTING POWER - 0
BENEFICIALLY          ----------------------------------------------------------
  OWNED BY            9    SOLE DISPOSITIVE POWER - 280,863
 REPORTING            ----------------------------------------------------------
   PERSON             10   SHARED DISPOSITIVE POWER - 0
    WITH
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
           280,863(1)

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                  |-|
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 2.8%

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   14      TYPE OF REPORTING PERSON - IN

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-------------------------
(1) Includes 279,150 shares subject to outstanding options.

Item 1:  Security and Issuer.

         Class of Securities:       Common Stock

         Issuer:                    SBE, Inc. ("Issuer")

         Principal Address:         4000 Executive Parkway, Suite 200
                                    San Ramon, CA 94583

Item 2:  Identity and Background.

         (a)  Reporting Persons:

              William B. Heye, Jr.

         (b)  Principal Business Address:

              SBE, Inc.
              4000 Executive Parkway, Suite 200
              San Ramon, CA 94583

         (c) Principal Occupation/Principal Business: Member of the Board of Directors of SBE, Inc.

         (d)  None.

         (e)  None.

         (f)  Not applicable.

Item 3:  Source and Amount of Funds or Other Consideration.

         Personal funds.

Item 4:  Purpose of Transaction.

         Investment purpose.

Item 5:  Interest in Securities of the Issuer.

(a)      Shares Owned      280,863 (includes 279,150 shares subject to vested
         stock options).

(b)      Percentage of Class 2.8%

(c)      See Item 3 above.

(d)      Not applicable.

(e)      December 31, 2005.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.


Item 7:  Material to be Filed as Exhibits.

         Not applicable.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 3, 2006



By:      /s/ William B. Heye, Jr.
   ----------------------------------------
         William B. Heye, Jr.



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